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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                              ____________________

                                    FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM
                  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                              OR 15d-17 THEREUNDER

                           ADOBE SYSTEMS INCORPORATED
                 (Exact name of issuer as specified in charter)

                              1585 Charleston Road
                      Mountain View, California 94043-1255
                    (Address of principal executive offices)

                                 (415) 961-4400
                (Issuer's telephone number, including area code)

                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.   Title of security:     Common Stock

2.   Number of shares outstanding before the change:  64,003,470

3.   Number of shares outstanding after the change:   72,502,976

4.   Effective date of change:     October 28, 1995

5.   Method of change:   Merger

     Brief description of transaction: On October 28, 1995 Adobe Systems Incorporated ("ADOBE") completed the acquisition of Frame Technology Corporation, a corporation organized and existing under the laws of the State of California ("FRAME"), by means of a merger (the "MERGER") of J Acquisition Corporation, a corporation organized and existing under the laws of the State of California and a wholly owned subsidiary of Adobe ("MERGER SUB"), with and into Frame, pursuant to the Agreement and Plan of Merger and Reorganization, dated as of June 22, 1995, among Adobe, Merger Sub and Frame (the "MERGER AGREEMENT"). The Merger was approved by the requisite

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votes of the shareholders of Frame on October 26, 1995 and effected by the filing of an Agreement of Merger with the Secretary of State of the State of California effective October 28, 1995. Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of Frame common stock was cancelled and converted into the right to receive 0.52 shares of the Adobe's common stock. The Merger has been accounted for as a pooling of interests.

Date:  November 6, 1994
                                   /s/ M. Bruce Nakao
                                   -------------------------------------------
                                   M. Bruce Nakao
                                   Senior Vice President, Finance and
                                      Administration, Chief Financial Officer,
                                      Treasurer and Assistant Secretary